Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
MAIL STOP 7010
100 F Street, N.E.
Washington, D.C. 20549

August 14, 2007

Re:	Kinross Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 001-13382

Dear Mr. Hiller,

We have reviewed your letter of July 24, 2007 as it relates to the recent report on Form 40-F for Kinross Gold Corporation for the year ended December 31, 2006. We have carefully considered your comments and offer the following as explanations of our current disclosure. We believe that the changes proposed are not material and therefore, would not warrant amending the current filing, although we would make the indicated changes in future filings in order to ensure clarity in our disclosure, if that is acceptable to the Securities and Exchange Commission (“SEC”). To assist your review of the changes that we are proposing to make in response to the staff's comments, we have reproduced the comments and the amendments, marked to indicate the changes made.

Form 40-F for Fiscal Year Ended December 31, 2006

Disclosure Controls and Procedures

1.
We note your disclosure in which you state, “…management recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met…).”

Please revise your disclosure to clarify whether your officers also concluded that your disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures.

Alternatively, you may remove the reference to the level of assurance of your disclosure of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Mr. Karl Hiller
United States Securities and Exchange Commission
August 14, 2007

RESPONSE:
We have revised our disclosure as follows (with additions in bold type and deletions struck through):

“The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely disclosures regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

“As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31st, 2006, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they were effective.

2.
We note your disclosure in which you state, “Other than as discussed above, there have been no significant changes to our system of internal control over financial reporting or in other areas for the year ended December 31, 2006 or since that time that could significantly affect our internal control over financial reporting.” General Instruction B(6)(e) of Form 40-F requires you to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, you internal control over financial reporting. Please revise your disclosure to remove the qualifying language “Other than…” and state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period covered by the report that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, discuss specifically the improvements you have made to your system of internal control over financial reporting during the year that has materially affected or will materially affect your internal control over financial reporting.

RESPONSE:
We have revised our disclosure as follows (with additions in bold type and deletions struck through):

“Throughout 2005 and 2006, management has made significant improvements to internal controls over financial reporting including addressing previously identified significant deficiencies. Controls have been put in place to address these significant deficiencies that materially affect and improve our internal controls over financial reporting. These changes are as follows:

o	procedural changes to record and reconcile financial information in a timely manner
o	improvements to inventory control procedures at different operating locations to ensure consistency in tracking inventory
o	realignment of duties and responsibilities to ensure that there is adequate segregation of duties in financial reporting and other areas
o	increases in the level, experience and competency of staff and attendance at professional development courses
o	documentation and dissemination of accounting policies and procedures to all operating locations
o	increased financial statement review procedures
o	ongoing improvements in information technology systems

Mr. Karl Hiller
United States Securities and Exchange Commission
August 14, 2007

Management has evaluated the design and the effectiveness of the internal controls over financial reporting and concluded that such internal controls are effective. KPMG, Kinross’ independent auditors confirmed by the shareholders, have audited management’s assessment of internal controls over financial reporting, and found that management’s opinion that Kinross maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated. ~~Other than as discussed above, there~~ There have been no ~~significant~~ changes to our system of internal control over financial reporting or in other areas ~~for the year ended December 31, 2006 or~~ since ~~that time~~ December 31, 2006, that could have materially affected, or is reasonably likely to materially affect, ~~significantly affect~~ our internal controls over financial reporting.

Exhibit 99.1 - 2006 Annual Information Form

Mineral Reserve and Resource Statement, page 25

Silver Reserves, page 27

3.	Please add a note to discuss the reasons for the 13,656 ozs. Au exploration/engineering change in your La Coipa property.

RESPONSE:
We have provided the following note to address the question about additional reserves. Also, the reference to “Au” has been corrected to “Ag”, as it is silver reserves and not gold that changed, which may be the reason for the comment.

“The increase in silver reserves at the La Coipa property is the result of exploration activities undertaken to establish additional silver reserves at the Puren deposit.”

Exhibit 99.3 - Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 8

ix. Property, Plant and Equipment and Impairment of Property, Plant and Equipment, page 10

4.
Please expand your policy note to clarify how you distinguish between exploration and development costs. Please also indicate how the costs of activities undertaken in those areas adjacent to an area that has proven or probable reserves, often for the purpose of establishing or expanding the production capacity of a mine, are characterized, in applying this policy.

It should be clear how you are accounting for the costs of drilling and other activities necessary to convert measured, indicated and inferred resources to reserves, and for upgrading resources from one category to another, in close proximity to your development and production stage property.

Mr. Karl Hiller
United States Securities and Exchange Commission
August 14, 2007

RESPONSE:
We have revised our note disclosure as follows (with additions in bold type and deletions struck through).

“Exploration costs are those expenses that are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine. Costs incurred to determine whether: property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves; Inferred Resources can be classified as Measured and Indicated Resources; or Measured and Indicated Resources can be converted to Proven and Probable Reserves; are classified as exploration costs. These ~~Exploration~~ costs are expensed as incurred. ~~From the time when it has been determined that a mineral property can~~ When it has been determined that an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until ~~assets are~~ ready for their intended use.

“Exploration properties are ~~the areas adjacent and contiguous to existing mines or development properties containing reserves, resources or without any identified exploration targets. These properties are~~ assessed for impairment by comparing the carrying value against the fair value. Fair value is based primarily on values of recent transactions involving sales of similar properties.

5.
We note you disclose that for impairment test purpose, you risk adjust the cash flow estimates of recoverable production from inferred mineral interests to reflect the greater uncertainty associated with those cash flows. Please expand your disclosure to clarify whether you also risk adjust the cash flow estimates from measured and indicated resources, and if not why not.

RESPONSE:
We have made the clarification as illustrated below (with additions in bold type and deletions struck through).

“Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred ~~mineral resources~~ Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production ~~from inferred mineral interests~~ are risk- adjusted to reflect ~~the greater uncertainty associated with these cash flows~~ relative geological uncertainty, with proven and probable reserves and measured and indicated resources assigned a lower discount rate and inferred resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

Summary
We acknowledge that:

o	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
o	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

I am available to discuss any issues presented by the comments and the responses contained in this letter or to respond to further comments.

Yours very truly,

/s/ Thomas M. Boehlert

Thomas M. Boehlert
Executive Vice President and Chief Financial Officer
Kinross Gold Corporation